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                              August 21, 2023

       Peng Jiang
       Chief Executive Officer and Chief Financial Officer
       Brilliant Acquisition Corp
       99 Dan Ba Road, C-9, Putuo District
       Shanghai, Peoples Republic of China

                                                        Re: Brilliant
Acquisition Corp
                                                            Registration
Statement on Form S-4
                                                            Filed July 25, 2023
                                                            File No. 333-273401

       Dear Peng Jiang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed July 25, 2023

       Ownership of the Post-Business Combination Company after the Closing, page 23

   1. We note that you provide No Redemption and Maximum Redemption scenarios. Please revise to include a 50%
redemption scenario as well. Please make corresponding changes throughout, including
to your disclosure on pages 126 and 185. Additionally, please revise the footnote to
reflect the total number of shareholder redemptions to date. For example, we note that
in connection with the March 18, 2022 extension that shareholders elected to redeem
1,025,281 shares.
       Extensions of Time to Consummate Brilliant's Initial Business Combination, page 26

   2. Please revise to disclose here, and elsewhere as appropriate, the process and current status of your hearing with
Nasdaq regarding your non-compliance with Nasdaq IM-5101-2,
 Peng Jiang
Brilliant Acquisition Corp
August 21, 2023
Page 2
         which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Separately, please also revise your Risk Factors to add appropriate risk factor disclosure, including specifically adding the risk factor that you added to your preliminary proxy statement on Schedule 14A filed on July 5, 2023, titled "Nasdaq may delist
         Brilliant's securities from its exchange which could limit investors' ability to make transactions in its securities and subject Brilliant to additional trading restrictions."
Trading Market and Dividends
Nukkleus, page 34

3. We note references to Nukkleus being quoted for trading on OTC Pink Sheets and the closing price of Nukkleus Common Stock on the record date. However, based on your disclosure on pages 18 and 112, we note that Nukkleus was delisted from OTC Pink
         Sheets on April 21, 2023. Please revise for consistency.
The Background of Brilliant's Interaction with Nukkleus, page 104

4.       Please revise the background to address the following:
             Quantify the required threshold for Nasdaq qualification that prompted discussions to restructure the transaction.
             Describe any material discussions or negotiations regarding the consideration to be offered.
             Provide additional information on the extension to consummate an initial business combination to December 23, 2023, including the response from Nasdaq.
             Describe any material discussions or negotiations regarding the decision to not seek an amended fairness opinion.
Material U.S. Federal Income Tax Consequences, page 142

5. Please file a tax opinion that addresses the material federal income tax consequences to investors of the Domestication and the Merger, and revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to
       Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19.
       Additionally, please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences, counsel may issue a "should" or "more likely than not" opinion to make
FirstName LastNamePeng Jiang
       clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should
Comapany    NameBrilliant
       explain  clearly whyAcquisition   Corp
                             it cannot give a "will" opinion. Refer to Section
III.C of Staff Legal
AugustBulletin
        21, 2023No.  19.2
                  Page
FirstName LastName
 Peng Jiang
FirstName  LastNamePeng
Brilliant Acquisition Corp Jiang
Comapany
August  21, NameBrilliant
            2023          Acquisition Corp
August
Page  3 21, 2023 Page 3
FirstName LastName
6. In the section titled "U.S. Federal Income Tax Consequences of the Domestication to U.S.
         Holders of Brilliant Securities," please remove the language stating that the information is a "discussion."
Description of Brilliant's Securities, page 207

7. We note your exclusive forum provision in your Amended and Restated Certificate of
         Incorporation, included as Annex C. Please revise to include a description of such provisions in this section and include related risk factor disclosure as well.
General

8. We note your various revisions regarding Mr. Porcheron's role with Nukkleus. Please clarify whether Mr. Porcheron provided a report, opinion or appraisal to Nukkleus in any capacity, and revise to provide the information required by Item 1015(b) of Regulation M-
         A. Additionally, in the section titled "Letter Agreement with PK Asset Management,"
         please revise to reflect the GBP 31,000 upfront retainer, and the $2.50 strike price for the
         1,000,000 stock options, or tell us whether the terms changed.
9. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies, with respect to Brilliant Acquisition Corporation. For additional guidance, please see the
         Division of Corporation Finance   s Sample Letter to China-Based
Companies issued by the
         Staff in December 2021, which is available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Nasreen Mohammed at 202-551-3773 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Giovanni Caruso